OFFICER’S CERTIFICATE

I, Jennifer M. Rogers, Assistant Secretary of SunAmerica Series Trust and Seasons Series Trust (the “Funds”), hereby certify that the following is a true and correct copy of the resolutions adopted by the Boards of Trustees of the Funds on July 20, 2026, and that the resolutions remain in full force and effect.

RESOLVED, that it is the determination of the Boards of Trustees (each, a “Board” and collectively, the “Boards”) of the Trusts, including a majority of the Trustees who are not interested persons of the Trusts as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), (the “Disinterested Trustees”), that the Bond covering officers and employees of the Trusts in accordance with the requirements of Rule 17g-1 under the 1940 Act in the amount of $5,000,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Trusts’ respective series (collectively, the “Series”) to which any such covered persons may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the portfolios of the Series and all other relevant factors; and that the proposed allocation of the total premium for the period of the Bond from September 1, 2026 through June 1, 2027 of $14,158, or such lower amount should Aon Risk Services Northeast, Inc. (“Aon”) be successful in further negotiations, among each Series of the Trusts as proposed in the materials of the Board, with such minor adjustments for additional costs, etc. as the officers of the Trusts deem acceptable, be and is authorized and approved, after having taken into consideration the number of other parties named as insured parties under said Bond, the nature of the business activities of such other parties, the amount of said Bond and the amount of the total premium therefor, the ratable allocation of such total premium among the insured parties under said Bond, the extent to which the share of the total premium allocated to each Trust was less than the premium the Trust would have to pay if it had provided and maintained a blanket bond which named the Trust as the only insured party and all other relevant factors; and it is

FURTHER RESOLVED, that the Boards hereby approve the Agreement Among the Named Insureds, in substantially the form presented in the Boards’ materials and authorize its execution by the proper officers of the Trusts, such Agreement superseding any prior Agreements Among the Named Insureds; and it is

FURTHER RESOLVED, that the proper officers of the Trusts be, and each hereby is, authorized to make any and all payments and do any and all such further acts, including making the appropriate filings and/or giving any notices, in the name of the Trusts and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto signed my name this 6th day of October 2026.

/s/ Jennifer M. Rogers
Jennifer M. Rogers